

August 13, 2014

Via E-mail
John F. Wittkowske
Senior Vice President, CFO and Secretary
Weyco Group, Inc.
333 W. Estabrook Boulevard,
P.O. Box 1188
Milwaukee, WI 53201

>   **Re: Weyco Group, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2013**
>   **Filed March 12, 2014**
>   **File No. 000-09068**

Dear Mr. Wittkowske:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2013

Signatures, page 61

1.   Please confirm that in future filings you will provide the signature of your Principal Accounting Officer signing on your behalf. See General Instruction D.2(a) of Form 10-K.

   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

   In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   Please contact Adam F. Turk at (202) 551-3657 or Pamela Howell at (202) 551-3375 with any questions.

         Sincerely,

         /s/ Pamela Howell
         for

         John Reynolds
         Assistant Director

cc: Joe Masterson
   Quarles & Brady LLP